Filed by Shizuoka Financial Group, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: The Bank of Nagoya, Ltd. (File Number: 132- _____)

(Translation)

March 27, 2026

Company name:	Shizuoka Financial Group, Inc.
Representative:	Hisashi Shibata, President
(Securities code: 5831; TSE Prime Market)
Company name:	The Bank of Nagoya, Ltd.
Representative:	Ichiro Fujiwara, President
(Securities code: 8522; TSE Prime Market, NSE Premier Market)

Memorandum of Understanding Regarding Business Integration

Between Shizuoka Financial Group, Inc. and The Bank of Nagoya, Ltd.

Shizuoka Financial Group, Inc. (President: Hisashi Shibata; “Shizuoka FG”) and The Bank of Nagoya, Ltd. (President: Ichiro Fujiwara; “The Bank of Nagoya”) (Shizuoka FG and The Bank of Nagoya are collectively, the “Companies”) hereby announce that, today their respective boards of directors resolved to reach a memorandum of understanding to proceed with discussions and deliberations aimed at realizing a business integration as outlined below (the “Business Integration”) and that the Companies have entered into a memorandum of understanding (the “MOU”).

1.	Background of the Business Integration

Shizuoka FG and The Bank of Nagoya have each served as regional financial institutions headquartered in Shizuoka Prefecture and Aichi Prefecture, respectively, providing locally rooted finance and information intermediary functions.

In April 2022, The Shizuoka Bank, Ltd. (President: Minoru Yagi; “The Shizuoka Bank”), a subsidiary of Shizuoka FG, and The Bank of Nagoya entered into the “Shizuoka Nagoya Alliance” (the “Alliance”), through which they have been promoting collaboration that mutually leverages their management resources, while at the same time, working to contribute to the local communities and to enhance corporate values through expanding their solution offerings by exerting the function as group companies.

Shizuoka Prefecture and Aichi Prefecture share common characteristics such that both regions possess strong economic power derived from robust industrial bases centered on manufacturing and host a high concentration of globally competitive companies. Furthermore, their locations, midway in-between Tokyo and Osaka, coupled with their well-developed transportation infrastructure, position them as regions where further progress in broader economic collaboration can be anticipated.

On the other hand, changes in social and economic structures are accelerating, including the shift from a deflationary and cost-cutting economy to a growth-oriented economy, impacts on economic activities and the labor market due to the declining population combined with the aging society and low birthrate, rapid advancement of digital technology, and rising awareness of sustainability. Consequently, the needs of local communities and the roles expected of financial institutions are becoming increasingly sophisticated and diversified.

Amid such business environment, the Companies came to recognize that further boosting the regional financial capability by way of proactive business integration between Shizuoka FG, which is strategically expanding from Shizuoka Prefecture to the Tokyo metropolitan area, and The Bank of Nagoya, possessing concrete sales and customer base in Aichi Prefecture, is the optimal choice for achieving value co-creation with all stakeholders and for sustainable corporate value enhancement. Accordingly, the Companies entered into a memorandum of understanding to commence discussions and deliberations toward realizing the Business Integration.

2.	Guiding principles on and objectives of the Business Integration

The Business Integration aims to develop the Companies into a top-tier regional bank financial group in terms of both scale and quality of business, by promoting a broader-area collaboration among the Companies, and also reinforcing the regional financial capability by strengthening the function of offering various solution-based sales to solve the challenges faced by the customers.

(1)	Enhancing corporate values by the financial group structure after the business integration

•

The financial group (the “New FG”) after the business integration will operate within the framework of a two-bank structure, namely, The Shizuoka Bank and The Bank of Nagoya, under a holding company (the “New FG Holding Company”).

•

Building on the spirit of equality based on mutual understanding and mutual respect fostered through the Alliance, the Companies will develop the relationship of trust with the local communities and the customers which they have cultivated so far, and operate their businesses with emphasis on “independence (autonomy) and collaboration” under the internal controls of the holding company structure.

•

From a governance perspective, that is, separation of supervision and execution, the New FG Holding Company will continue to assume the supervisory role, promoting business strategies and ensuring appropriate allocation of management resources across all group companies, including The Shizuoka Bank and The Bank of Nagoya, thereby aiming for sustainable enhancement of corporate value.

(2)	Contributing to the local communities and the customers as regional financial institutions

•

By mutually leveraging the knowledge and strengths of the Companies, for example, by integrating Shizuoka FG’s group company functions offering various solution-based sales with The Bank of Nagoya’s strong sales and customer base in Aichi Prefecture, the Companies will achieve mutual growth with the local communities and the customers while contributing to the advancement and enhanced competitiveness of local industries.

•

With this, the Companies will encourage the creation of globally active companies from their respective sales areas through fostering local industries, thereby contributing to the development of the regional economy.

(3)	Evolution of human capital management

•

As the scale and scope of business expand, the Companies recognize that the expertise required of their human resources must be increasingly sophisticated and diversified. The New FG will create an environment where every officer and employee can exert their capabilities to the fullest, by enhancing career development opportunities and strengthening personnel development support systems.

•

The Companies aim to build a corporate group where all officers and employees can work with pride and peace of mind for years to come, while also pushing forward the establishment of an organizational foundation where diverse talents can thrive.

3.	Anticipated synergies from the Business Integration

To achieve the objectives of the Business Integration at an early stage and to fulfill the maximization of corporate value, the Companies will develop strategies with a focus on the following synergies:

(1)	Broader-area collaboration covering key areas of Japan’s economic activities

•

Shizuoka FG possesses a solid sales and customer base as the financial group holding the top market share in Shizuoka Prefecture and is accelerating its efforts to expand its network into the Tokyo metropolitan area as a growth area. Meanwhile, The Bank of Nagoya has built excellent relationships with the local community and the customers in Aichi Prefecture, a market where population and industry are both highly concentrated, and has established a prominent presence.

•

The overlap in the branch networks of the Companies is limited. The Business Integration will enable effective coverage of Japan’s key economic zones, from the Tokyo metropolitan area to the Chukyo area, and the Companies seek to further expand the sales and customer bases by establishing a sales structure covering a broader area.

•

Furthermore, Shizuoka FG has been pushing ahead with its effort to expand the function of its nonbank group companies in order to strengthen the solution-based sales offerings to solve the challenges faced by the local community and the customers, and under the 1st Medium-term Business Plan launched in fiscal 2023, Shizuoka FG newly established SFG Marketing Co., Ltd. and SFG Real Estate Investment Advisors Co., Ltd. After the Business Integration, the Companies will combine such function with The Bank of Nagoya’s robust sales and customer base in the aim to achieve top-line growth that exceeds the achievements of the Alliance.

(2)	Improving efficiency through sharing management resources and leveraging economies of scale

•

Leveraging the business process reengineering (BPR) expertise cultivated by the Companies up to date, the new structure will enhance operational efficiency through streamlining redundant tasks, integrating administrative processes, and consolidating back-office operations, thereby building a highly productive management structure.

•

Furthermore, the Companies will seek to strengthen strategic investments in key focus areas, such as system investments and DX initiatives, by leveraging the economies of scale gained through the Business Integration, thereby achieving expansion of customer channels and enhancement in convenience and service quality, while at the same time working to further sophisticate the internal management systems, including risk management.

(3)	Enhancing capital efficiency (ROE) through realizing synergies and deploying capital policies after the Business Integration

•

The Companies will enhance capital efficiency (ROE) by increasing profit levels through building a structure focused on top-line growth and productivity, while simultaneously deploying the capital policies after the Business Integration.

4.	Structure of the Business Integration

Subject to obtaining the necessary approval of the general meeting of shareholders and permits and approvals from the relevant authorities, the Companies will discuss and consider to conduct the Business Integration under the structure of a share exchange with a target effective date of April 1, 2028, wherein Shizuoka FG will become the wholly-owning parent company and The Bank of Nagoya a wholly-owned subsidiary. As The Bank of Nagoya will become a wholly-owned subsidiary of Shizuoka FG through the share exchange, the shares of The Bank of Nagoya are scheduled to be delisted from the Tokyo Stock Exchange and the Nagoya Stock Exchange prior to the effective date of the share exchange. Please note that the structure of the Business Integration is subject to change during the future discussions and deliberations to be continued between the Companies.

5.	Share exchange ratio

The share exchange ratio for the share exchange in the Business Integration will be determined by the time the definitive agreement for the Business Integration is concluded, based on various factors including the results of the upcoming due diligence and the results of stock valuation by third-party valuation firms.

6.	Establishment of integration preparation committee

The Companies will establish an integration preparation committee co-chaired by the President of Shizuoka FG and the President of The Bank of Nagoya to hold intensive discussions regarding the Business Integration.

7.	Upcoming schedule

March 27, 2026	(today)	Execution of the MOU regarding the Business Integration

March, 2027	(scheduled)	Execution of the definitive agreement and the share exchange agreement concerning the Business Integration

December, 2027	(scheduled)	Extraordinary general meeting of shareholders at The Bank of Nagoya

April 1, 2028	(scheduled)	Effective date of the share exchange

(Note 1) For Shizuoka FG, the Business Integration is planned to be conducted without obtaining the approval for the share exchange agreement regarding the Business Integration from the general meeting of shareholders, pursuant to the simplified share exchange procedures set forth in Article 796, Paragraph 2 of the Companies Act. However, depending on the share exchange ratio to be determined through future discussions, the Business Integration may not qualify as a simplified share exchange. Whether the approval of the general meeting of shareholders at Shizuoka FG is required will be confirmed by the time the definitive agreement is concluded.

(Note 2) The above schedule is tentative at this time and are subject to change depending on future discussions between the Companies. In addition, execution of the Business Integration is contingent upon obtainment of the necessary permits and approvals from the relevant authorities (including the filing of a Form F-4 registration statement with the U.S. Securities and Exchange Commission (the “SEC”) and having the registration statement be declared effective). Should any event occur that delays the schedule for the Business Integration due to the status of obtainment of such permits and approvals, the Companies will promptly make an announcement.

8.	Overview of the Companies

(1)	Corporate profiles (as of December 31, 2025)

Name	Shizuoka Financial Group, Inc.	The Bank of Nagoya, Ltd.
Place of head office	10, Gofukucho 1-chome, Aoi-ku, Shizuoka City, Shizuoka	19-17, Nishiki 3-chome, Naka-ku, Nagoya City, Aichi

Name and title of representative	Hisashi Shibata, President	Ichiro Fujiwara, President

Description of businesses	Business administration of banks and other subsidiaries whose ownership therein is permitted by the Banking Act and any and all businesses incidental to or relating to such business; and other businesses which a bank holding company is permitted to operate by the Banking Act	Banking business

Stated capital	JPY 90,000 million	JPY 25,090 million

Date of establishment	October 3, 2022		February 24, 1949

Total number of issued shares	580,129 thousand shares of common stock		49,366 thousand shares of common stock

Fiscal year end	March 31		March 31

Total assets (consolidated)	JPY 15,878,358 million		JPY 6,235,491 million

Net assets (consolidated)	JPY 1,247,744 million		JPY 310,800 million

Deposit balance (consolidated)	JPY 12,101,303 million		JPY 5,384,984 million

Loan balance (consolidated)	JPY 11,064,778 million		JPY 4,180,626 million

Number of employees (consolidated) (as of September 30, 2025)	4,351 persons		1,975 persons

Major shareholders and shareholding ratio (as of September 30, 2025)	The Master Trust Bank of Japan, Ltd. (trust account)	15.12%	The Master Trust Bank of Japan, Ltd. (trust account)	9.36%

	Custody Bank of Japan, Ltd. (trust account)	5.90%	MORGAN STANLEY & CO. LLC (standing proxy: Morgan Stanley MUFG Securities Co., Ltd.)	5.84%

	Nippon Life Insurance Company	5.48%	Nippon Life Insurance Company	4.43%

	Meiji Yasuda Life Insurance Company	5.36%	Meiji Yasuda Life Insurance Company	3.54%

	Sumitomo Life Insurance Company	2.40%	Meigin Minori-kai	3.19%

	STATE STREET BANK AND TRUST COMPANY 505001 (standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	1.63%	Sumitomo Life Insurance Company	3.14%

	Suzuki Motor Corporation	1.28%	Mizuho Bank, Ltd.	2.57%

	Tokio Marine & Nichido Fire Insurance Co., Ltd.	1.28%	Custody Bank of Japan, Ltd. (trust account)	2.52%

	JP MORGAN CHASE BANK 385781 (standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	1.23%	Taiju Life Insurance Company Limited	2.24%

	MUFG Bank, Ltd.	1.16%	Toho Gas Co., Ltd.	1.96%

Relationship between the Companies

Capital relationship (as of December 31, 2025)	The Shizuoka Bank holds 210,800 shares of common stock of The Bank of Nagoya. In addition, The Bank of Nagoya holds 430,100 shares of common stock of Shizuoka FG.

Personnel relationship	Not applicable.

Business relationship	In April 2022, The Shizuoka Bank and The Bank of Nagoya entered into a comprehensive business alliance, the “Shizuoka Nagoya Alliance.” Based on the collaboration across various fields leveraging each other’s management resources, the Companies are implementing measures aimed at the sustainable growth of the regional economy and both groups.

Status as a related party	Not applicable.

(2)	Overview of business performance for the last three fiscal years

(million yen)

	Shizuoka Financial Group, Inc.			The Bank of Nagoya, Ltd.
Fiscal year	Fiscal year ended March 31, 2023	Fiscal year ended March 31, 2024	Fiscal year ended March 31, 2025	Fiscal year ended March 31, 2023	Fiscal year ended March 31, 2024	Fiscal year ended March 31, 2025
Ordinary income (consolidated)	287,386	346,526	341,277	79,765	101,276	102,788
Ordinary profit (consolidated)	73,964	102,224	102,073	11,495	14,513	20,899
Net profit attributable to owners of parent company (consolidated)	52,397	57,760	74,618	8,377	10,036	14,730

9.	Other matters

In the event the Business Integration is executed, the shareholders of The Bank of Nagoya will receive the shares of Shizuoka FG. Pursuant to the U.S. Securities Act of 1933, Shizuoka FG is expected to file a Form F-4 registration statement with the SEC regarding the Business Integration. Shareholders of The Bank of Nagoya residing in the U.S., in particular, should refer to the details provided at the end of this press release.

10.	Future outlook

The impact of the Business Integration on the consolidated business performances of the Companies for the fiscal year ending on March 31, 2026, respectively, is expected to be minimal at this point. Should any event occur that requires any change in the earnings forecast, the Companies will promptly make an announcement.

Contact for inquiries regarding this matter

Shizuoka FG	Hidehito Matsushita, Corporate Planning Dept.	Telephone: +81-54-261-3111

The Bank of Nagoya	Atsushi Iida, Corporate Planning Division	Telephone: +81-52-951-5911

Matters regarding the U.S. Securities Act

In the event the Business Integration is executed, Shizuoka FG plans to file a Form F-4 registration statement with the SEC in connection with the Business Integration. If a Form F-4 is filed, it will include a prospectus and other documents. If a Form F-4 is filed and becomes effective, the prospectus filed as part of the Form F-4 will be sent to the shareholders of The Bank of Nagoya residing in the U.S. before the date of the general meeting of shareholders at which voting rights will be exercised to approve the Business Integration. If a Form F-4 is filed, the Form F-4 and the prospectus will contain material information, including information about the Companies, the Business Integration, and other related information. The shareholders residing in the U.S. who shall receive such prospectus are advised to carefully read the Form F-4, the prospectus, and the other documents that are planned to be filed with the SEC in connection with the Business Integration before exercising their voting rights in relation to the Business Integration at the shareholders meeting. All documents filed with the SEC in relation to the Business Integration will be made available, free of charge, on the SEC’s website (www.sec.gov) after they have been filed. These materials will be provided free of charge upon request. Requests for delivery should be made with the contact information below.

Company name:	Shizuoka Financial Group, Inc.
Address:	10, Gofukucho 1-chome, Aoi-ku, Shizuoka City, Shizuoka
Telephone:	+81-54-261-3111

Cautionary statement concerning forward-looking statements

This document contains forward-looking statements regarding a business integration between the Companies, defined above, and its outcome. These forward-looking statements are indicated using the words “anticipate,” “aim,” “will,” “risk,” “may,” and other similar expressions or by descriptions regarding strategies, goals, plans, intentions, or the like. Actual business performances of the Companies may differ materially from the forward-looking statements contained herein due to various factors.

The Companies do not bear any obligation to update and publicly announce any forward-looking statements after the date of this document. Investors are advised to refer to any further disclosures made by the Companies (or the post-integration group) in public announcements in Japan and the SEC filings.

Examples of the risks, uncertainties, and other factors indicated above include, but are not limited to:

•	the Companies failing to agree on the terms and conditions of the Business Integration;

•	failure to obtain the necessary approval for the Business Integration from the general meeting of shareholders;

•	failure to obtain the necessary permits and approvals for the Business Integration, or failure to fulfill other terms and conditions for the completion of the Business Integration;

•	impact of changes in laws, accounting standards, or the business environment applicable to the Companies;

•	challenges in implementing the business strategies of the Companies;

•	impact of changes in general economic or industry conditions, including financial market instability; and

•	other risks related to the execution of the Business Integration.

Memorandum of Understanding Regarding Business Integration March 27, 2026

Table of contents 1. Background of the Business Integration 3 – 4 2. Guiding principles on, objectives of, and 5—12 outline of the Business Integration References 13—16

1. Background of the Business Integration

Background of the Business Integration

- Recognizing that further boosting the regional financial capability by way of proactive business integration between Shizuoka FG, which is strategically expanding from Shizuoka Prefecture to the Tokyo metropolitan area, and The Bank of Nagoya, possessing concrete sales and customer base in Aichi Prefecture, is the optimal choice for achieving value co-creation with all stakeholders and for sustainable corporate value enhancement, the Companies entered into a memorandum of understanding to commence discussions and deliberations toward realizing the Business Integration.

Corporate philosophy

Shizuoka Financial Group
"Expand dreams and affluence with our community."

The Bank of Nagoya
"Fostering regional prosperity. This shall both develop the Bank and bring happiness to bank employees."

April 2022

静岡・名古屋アライアンス
Shizuoka-Nagoya Alliance

- Strengthen support for business partners in key industries in Shizuoka and Aichi Prefectures
- Contribute to the region and acquire new revenue opportunities through matching customer needs etc.

Sophistication and diversification of local communities' needs and challenges to be tackled

- Shift from a deflationary, cost-cutting economy to growth-oriented economy
- Impacts on economic activities and the labor market due to the declining population combined with the aging society and low birthrate
- Advancement of digital technology and rising awareness of sustainability

March 2026

Commence discussions and deliberations to realize the Business Integration

Boost the regional financial capability by way of proactive business integration

Value co-creation with stakeholders × **Corporate value enhancement**

4

l 2. Guiding principles on, objectives of, and outline of the Business Integration

Guiding principles on and objectives of the Business Integration The Business Integration aims to develop the Companies into a top-tier regional bank financial group in terms of both scale and quality of business, by promoting a broader-area collaboration among the Companies, and also reinforcing the regional financial capability by strengthening the function of offering various solution-based sales to solve the challenges faced by customers. Building on the spirit of equality based on mutual understanding and mutual respect fostered through the Alliance, the new financial group will operate within the framework of a two-bank structure in the aim to develop the relationship of trust with the local communities and the customers which the Enhancing corporate Companies have cultivated so far. values by the financial The Companies will operate their businesses with emphasis on “independence (autonomy) and group structure after collaboration” under the internal controls of the holding company structure. the business integration From a governance perspective (separation of supervision and execution), the holding company will continue to assume the supervisory role, promoting business strategies and ensuring appropriate allocation of management resources across all group companies, thereby aiming for sustainable enhancement of corporate value. By mutually leveraging the knowledge and strengths of the Companies, for example, by integrating Contributing to local Shizuoka FG’s group company functions offering various solution-based sales with The Bank of communities and the Nagoya’s strong sales and customer base in Aichi Prefecture, the Companies will achieve mutual growth with the local communities and the customers. customers as regional The Companies will encourage the creation of globally active companies from their respective sales financial institutions areas through fostering local industries, thereby contributing to the sustainable development of the regional economy. As the scale and scope of business expand, the expertise required of human resources must be Evolution of human increasingly sophisticated and diversified. The new financial group will create an environment where capital management every officer and employee can exert their capabilities to the fullest, by enhancing career developm nt opportunities and strengthening personnel development support systems.

Outline of the Business Integration

○ The new regional financial group will cover a broad area, from the Tokyo metropolitan area to the Chukyo area, with total assets (consolidated) expanded to over JPY 22 trillion.

(as of Dec. 31, 2025)	Shizuoka FG	The Bank of Nagoya
Place of head office	Shizuoka City, Shizuoka	Nagoya City, Aichi
Establishment (bank)	Mar. 1, 1943	Feb. 24, 1949
Total assets (consolidated)	JPY 15,878.4 bn	JPY 6,235.5 bn
Deposit balance (consolidated)	JPY 12,101.3 bn	JPY 5,385.0 bn
Loan balance (consolidated)	JPY 11,064.7 bn	JPY 4,180.6 bn
Net profit attributable to owners of parent company (consolidated)	3Q FY2025 JPY 69.7 bn Earnings forecast for FY2025 JPY 88.0 bn	3Q FY2025 JPY 17.1 bn Earnings forecast for FY2025 JPY 19.4 bn
Market capitalization*1	JPY 1,484.5 bn	JPY 266.0 bn
Number of employees (consolidated) *2	4,351 persons	1,975 persons
Number of sites (banks) *3	204 domestic sites 6 overseas sites	113 domestic sites 1 overseas site
Group companies	Banking, securities, consulting, leasing, capital, marketing, real estate investment advisory, systems, guarantees, cards, administrative services, etc.	Leasing, capital, cards, administrative services, etc.

New holding company structure (simple sum)

"Expansion of customer base covering from Tokyo metropolitan area to Chukyo area"

Total assets (consolidated)	JPY 22,113.8 bn
Deposit balance (consolidated)	JPY 17,486.3 bn
Loan balance (consolidated)	JPY 15,245.4 bn
Net profit attributable to owners of parent company (consolidated)	3Q FY2025 JPY 86.8 bn Earnings forecast for FY2025 JPY 107.4 bn
Market capitalization	JPY 1,750.6 bn
Number of employees (consolidated)	6,326 persons
Number of sites (banks)	317 domestic sites 7 overseas sites

*1 As of Mar. 19, 2026 *2 As of Sep. 30, 2025 *3 Including satellite offices, etc. (Shizuoka FG: as of Jul. 1, 2025; The Bank of Nagoya: as of Mar. 31, 2025)

7

Outline of the Business Integration

- Shizuoka FG transitioned to a holding company structure in October 2022 and is working to expand and strengthen the group's financial service function under its 1st Medium-term Business Plan (FY2023-2025).
- Through the business integration with The Bank of Nagoya, Shizuoka FG will advance to a new phase aiming for a "comprehensive financial group + broader-area collaboration."

Concept of new holding company



Expansion of the group's financial service function
Advance to a new phase
Comprehensive financial group + broader-area collaboration
New holding company structure
Shizuoka FG
Business Integration
the 1st Medium-term Business Plan
Specialized sales area
Expansion of sales area
Transition to holding company, establishment of new companies, etc.
The Shizuoka Bank before transitioning to holding company
The Bank of Nagoya
Business integration of regional financial institutions within the same prefecture
Centered on banks
Integration of regional financial institutions in neighboring prefectures by way of a holding company

8

Synergies anticipated from the integration The branch networks of The Shizuoka Bank, which strategically expands from Shizuoka Prefecture into the Tokyo metropolitan area, and those of The Bank of Nagoya, centered in Aichi Prefecture, are complementary. The overlap in their sales areas is minimal, enabling efficient expansion of their sales and customer bases. The Business Integration will enable effective coverage of Japan’s key economic activity zones, from the Tokyo metropolitan area to the Chukyo area. Working-age population Gross prefectural The Shizuoka Bank Expansion of Total population (15–64 yrs. old) product The Bank of Nagoya (unit: thousand people) sales and (unit: thousand people) (unit: trillion yen) Tokyo metropolitan 47,973 30,251 263 customer base area to Aichi (6 prefectures) 38.7% 41.0% 44.1% Shizuoka + Aichi + 20,212 12,478 97 Kanagawa 16.3% 16.9% 16.2% 10,987 6,661 61 Tokyo Shizuoka + Aichi 8.9% 9.0% 10.3% 123,803 73,728 596 47 prefectures 100.0% 100.0% 100.0% Kanagawa Population product based as of on Oct FY2022 . 1, 2024; results gross prefecturalPercentages to the total of in all the 47 table prefectures represent ratios relative6 prefectures: Tokyo, Chiba, Saitama, Kanagawa, Shizuoka, and Aichi Aichi Shizuoka

Synergies anticipated from the integration Through the Business Integration, the Companies will achieve top-line growth that exceeds the achievements of the Alliance by forming a broader-area collaboration covering key areas of Japan’s economic activities, while also striving to maximize corporate value by improving efficiency through sharing management resources and leveraging economies of scale. Integration The overlapwill in enable the branch effective networks coverage of of theJapan’s Companies key economic is limited. zones, The from Business the Tokyo expandmetropolitan the sales and area customer to the bases Chukyo byarea, establishing and theaCompanies sales structure seek covering to further a Broader-area collaboration covering key areas of broader area. Japan’s economic activities The Companies will combine Shizuoka FG’s group company function that offers base various in solution-based the aim to achieve sales top-line with The growth Bank of that Nagoya’s exceeds robust the achievements sales and customer of the Alliance. Leveraging Companies up thetobusiness date, theprocess new structure reengineering will enhance (BPR) operational expertise efficiency cultivatedthrough by the Improving efficiency streamlining redundant tasks, integrating administrative processes, and through sharing consolidating back-office operations. management resources and leveraging economies of The system Companies investments will and strengthen DX initiatives, strategic by investments leveraging the in economies key focus of areas, scalesuch gained as scale through the Business Integration, thereby achieving expansion of customer channels and enhancement in convenience and service quality. Enhancing capital efficiency The Companies will enhance capital efficiency (ROE) by increasing profit levels (ROE) through deploying through building a structure focused on top-line growth and productivity, while 33969-001 capital policies after the simultaneously deploying the capital policies after the Business Integration. Business Integration

Structure of the Business Integration Subject approvals, to etc. obtaining from the the necessary relevant authorities, approval ofthe the Business general meeting Integration of shareholders will be conducted and permits under and the structure resulting from of a the share share exchange exchange wherein and The Shizuoka Bank of FG Nagoya will become a wholly-owned the wholly-owning subsidiary resulting parent company from the share exchange. The based share on various exchange factors ratio is including plannedthe to be results determined of the by upcoming the timedue the diligence definitive and agreement the results is concluded, of stock valuation by third-party institutions. Before business integration After business integration Shareholders Share Shareholders Shareholders exchange I Shizuoka FG The Bank of New FG Holding Nagoya Company I I I The Shizuoka The Shizuoka The Bank of Bank Bank Nagoya

Upcoming schedule The schedule below is tentative at this time and is subject to change depending on future discussions between the Companies. Execution of the Business Integration is contingent upon obtainment of the necessary permits and approvals, etc. from the relevant authorities (including the filing of a Form F-4 registration statement with the SEC and having the registration statement be declared effective). Should any event occur that delays the schedule for the Business Integration due to the status of obtainment of such permits and approvals, the Companies will promptly make an announcement. Scheduled date Outline Mar. 27, 2026 Execution of the MOU regarding the Business Integration (today) Mar. 2027 Execution of the definitive agreement and the share (scheduled) exchange agreement concerning the Business Integration Extraordinary general meeting of shareholders Dec. 2027 If the Business Integration qualifies as the simplified share exchange set forth in (scheduled) Art. 796, Para. 2 of the Companies Act, the Business Integration will be conducted without obtaining the approval from Shizuoka FG’s general meeting of shareholders Apr. 1, 2028 Effective date of the share exchange (scheduled)

References

Shizuoka Nagoya Alliance -Four years since formation-

○ Background to the formation of "Shizuoka Nagoya Alliance"

- In April 2022, The Shizuoka Bank and The Bank of Nagoya launched the comprehensive business alliance "Shizuoka Nagoya Alliance." Leveraging each other's strengths, the Companies provide various services and solution functions to their local customers.
- Positioning "structural transformation of the automobile industry and other regional industries" as their most important themes, the Companies are continuing to implement collaborative measures to achieve sustainable growth for both the local communities and themselves by mutually utilizing each group's management resources.



Scene at the joint press conference (Apr. 2022) ▶

Acceleration of irreversible environmental changes that significantly transform regional industries' structures such as decarbonization and digitalization

BANK OF NAGOYA

- ■Provide expertise and know-how for automobile industry support
- ■Leverage automobile supply chain network

Collaboration through mutual use of both group's management resources

- ■Provide group company functions (securities, M&A, business succession, etc.)
- ■Provide know-how for business revitalization, closure, and transition, and venture and innovation business

SHIZUOKA BANK

Sustainable growth of regional economy and both groups

14

Shizuoka Nagoya Alliance -Efforts to date-

○ Since the launch of "Shizuoka Nagoya Alliance," the Companies have collaborated across various fields to achieve both "social value creation" and "corporate value enhancement," advancing initiatives for the sustainable growth of the regional economy and both groups.

Industrial reform support

- **Joint composition and operation of the Alliance Fund**
  - Support for small and medium-sized enterprises undertaking business reforms such as business model changes
- **Co-hosting trade fairs and seminars**
  - Explanatory webinar on EV-ready components and structural designs
  - Hydrogen webinar (an attractive option as next-generation fuel)
  - Manufacturing future vehicle for a carbon-neutral society
  - Trade fairs for middle-scale, small and medium-sized automobile suppliers in collaboration with Tier 1 manufacturers



▲Scene at a joint trade fair in collaboration with Tier 1 manufacturers

- **Collaboration in revitalization field**
  - Collaboration in business closure support and M&A for revitalization

Corporate and life planning

<Corporate field>

- **Business succession and M&A support**
- **Collaborative loans such as syndicated loans**
- **Business matchmaking**

<Life planning field>

- **Collaboration in financial instruments intermediation field**
  - Opened Nagoya head office of Shizugin TM Securities to support asset building of Nagoya Bank's clients

SHIZUGIN TM SECURITIES CO., LTD.

×

BANK OF NAGOYA

Scene at opening ceremony of Nagoya head office of Shizugin TM Securities ▶



- **Promoting development and sales of joint products**
- **Co-hosting various seminars**

Other

- **Collaboration in structured finance field**
  - Joint structuring of LBO projects
  - Cooperation in real estate non-recourse loans
- **Mutual utilization of overseas sites**
- **Collaboration in venture sector**
  - Cooperation in venture debt and joint investment in funds
- **Human resource development**
  - Mutual secondment of trainees
  - Co-hosting training sessions for each level
- **Efforts for cost-cutting, etc.**
  - Offering free use of each bank's ATMs
  - Reducing labour costs and other costs through integrating administrative processes
  - Consolidation of mail services within the banks
  - Conclusion of "Mutual Support Agreement on Deposit Refunds at the Time of Large Disasters" among three banks including Yamanashi Chuo Bank



▲Scene at signing ceremony

15

Shizuoka Nagoya Alliance -Effects of collaboration-

○To capture the fullest synergies, the Companies established ten subcommittees across both banks' relevant departments, actively collaborating and communicating in various fields.

○As a result, the synergies are progressing beyond expectations - the Companies are on track to achieve the initial target KPI of JPY 10 bn (revenue effect in total for both banks, cumulative over five years) set up at the launch of the Alliance, and the KPI was revised upward to JPY 13 bn.

Collaboration structure

Ten subcommittees across both banks' relevant departments were established to develop and implement various collaborative measures to capture the fullest synergy effects

静岡・名古屋アライアンス
Shizuoka-Nagoya Alliance

- Corporate Support Subcommittee
- Corporate Strategy Subcommittee
- Life Planning Strategy Subcommittee
- Global Strategy Subcommittee
- Market Finance Subcommittee
- Innovation and Venture Subcommittee
- Administrative Process Integration Subcommittee
- System Subcommittee
- Sales Strategy Subcommittee
- HR Strategy Subcommittee

SHIZUOKA BANK × BANK OF NAGOYA

Revenue effects (bn yen)

In May 2025, KPI was revised upward to JPY 13 bn (in total for both banks, cumulative over five years)



■Finance ■Other
1.1
3.4
6.0
9.3
11.7
FY2022
FY2023
FY2024
FY2025 (cumulative total through 3Q)
FY2026 (projected)

On track to achieve **initial target KPI of JPY 10 bn** (in total for both banks, cumulative over five years)

Finance

Actual results of cooperative loans:	JPY 91.7 bn
Of which, corporate field:	JPY 40.8 bn

(cumulative execution amount of joint loans since the launch of the Alliance)

Life planning

Assets under management at Nagoya head office of Shizugin TM Securities: JPY 12.0 bn (actual figure through Dec. 2025)

16

For Inquiries: ~SHIZUOKA FINANCIAL GROUP X BANK OF NAGOYA SHIZUOKA Bank of FINANCIAL GROUP NAGOYA Corporate Planning Dept. Corporate Planning Division Telephone: +81-54-261-3111 Telephone: +81-52-951-5911 This document contains forward-looking statements. These statements do not guarantee future performance and involve risks and uncertainties. Please note that future performance may differ from the targets due to changes in the business environment and other factors. The structure of the Business Integration is subject to change during the future discussions and deliberations to be continued between the Companies.